DarkIris Inc.

Unit D1, 2/F, Kingdom Power Commercial Building

32-36 Des Voeux Road West

Sheung Wan, Hong Kong

August 5, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1004

Attn: Marion Graham and Jeff Kauten

Re:	DarkIris Inc.
Registration Statement on Form F-1
Initially Filed June 13, 2025, as amended
File No. 333-288004

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DarkIris Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on August 7, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Hong Zhifang
Hong Zhifang
Director, Chief Executive Officer and Chairman of the Board

cc:	Loeb & Loeb LLP
Robinson & Cole LLP